SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated August 19, 2008 regarding Registrant’s unaudited results for the six months ended June 30, 2008.

1.2	Announcement dated August 19, 2008 regarding Registrant’s unaudited key performance indicators for the second quarter 2008.

1.3	Press release dated August 19, 2008 regarding Registrant’s unaudited results for the six months ended June 30, 2008 and key performance indicators for the second quarter 2008.

1.4	Announcement dated August 19, 2008 relating to changes of directors and chief financial officer of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Chief Financial Officer

Exhibit 1.1

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Announcement

UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

HIGHLIGHTS

	Six months ended 30 June				Change %
	2007 HK$ millions		2008 HK$ millions
Turnover		9,639		11,760	22.0%

Operating profit		832		2,281	174.2%

Profit before taxation		663		2,397	261.5%

Profit from discontinued operations		70,502		—

Profit for the period		70,843		1,963

Profit attributable to equity holders of the Company		70,088		1,165

Basic earnings per share attributable to equity holders of the Company	HK$	14.69	HK$	0.24

—	Customer base increased 10.3% quarter-on-quarter to 11.1 million

—	Turnover increased 22.0% to HK$11,760 million

—	EBITDA up 14.7% to HK$3,223 million

—	Operating profit at HK$2,281million, including one-time gains of HK$1,463 million

—	Profit attributable to equity holders of the Company at HK$1,165 million

—	Earnings per share attributable to equity holders of the Company at HK$0.24

1

CHAIRMAN’S STATEMENT

The Group once again delivered a strong underlying performance for the first six months of 2008. Our customer base increased 67.9% year on year to 11.1 million and turnover increased 22.0% to approximately HK$11.8 billion compared to the same period last year. Profit from continuing operations attributable to equity holders of the Company was HK$1,165 million including one time items, compared to HK$57 million in the same period last year.

Our mobile operations in Hong Kong and Israel, fuelled by strong 3G customer growth, again performed well in the first half of 2008 despite intense competition and high penetration in these two markets. Both businesses not only maintained the customer growth momentum but also delivered double digit Earnings Before Interest, Tax, Depreciation and Amortisation (“EBITDA”) growth and strong free cash flow in the first half of the year. We are delighted to see Hong Kong and Israel harvesting the results of our investments in telecommunications technology, infrastructure and customers over the years. Equally our fixed-line business in Hong Kong also continued its encouraging performance with a 19% operating profit growth compared to the same period last year, reflecting success in the carrier and international business as well as the corporate and business sectors.

On 25 July 2008 the Group completed the acquisition of NEC Corporation’s 5% interest in our 2G and 3G businesses in Hong Kong and Macau. Our decision to increase our stake in these businesses from 70.9% to 75.9% reconfirms our confidence in their long term value and potential.

In Indonesia we have seen good sales momentum since launch of service in the first half of 2007. During the period we undertook a number of strategic actions to accelerate our network rollout. We have entered into an agreement for the sale and lease back of tower sites announced in March 2008 and extended our relationships with vendors. We expect further challenges ahead of us but believe we have laid a solid foundation to capture the potential of this market. Vietnam remains a market of tremendous growth potential and we have made good progress on the conversion from CDMA to GSM technology and towards the targeted re-launch of mobile services at the end of this year.

Our business in Thailand recorded EBITDA that covered its capital expenditure. However, the development set out in the non-binding Memorandum of Understanding that we signed with CAT Telecom Public Company Limited in November 2007 has not progressed. We also encountered some setbacks in our business in Sri Lanka which were compounded by the continued economic and turmoil and tightened security situation. However, we remain committed to the market and continue the aggressive network expansion started in 2007.

Finally we completed the sale of our indirect interests in Ghana on 11 July 2008 and will record a gain on disposal of approximately HK$295 million in the second half of 2008.

The Company did not declare any dividends for the six months ended 30 June 2008. Our 2008 dividend policy for a minimum payout of 30% of the Group’s profit attributable to equity holders of the Company adjusted for foreign exchange gains or losses, abnormal items and acquisitions or disposals remains unchanged.

2

Results

Group Review

The Group’s unaudited profit from continuing operations attributable to equity holders of the Company in the first six months of 2008 was HK$1,165 million compared to HK$57 million in the same period last year. The basic earnings per share from continuing operations in the first six months of 2008 were HK$0.24 compared with HK$0.01 in the same period last year.

Financial Results for the Six Months Ended 30 June 2008

Turnover of the Group increased 22.0 % to HK$11,760 million in the first six months of 2008, compared to HK$9,639 million in the same period last year, driven primarily by growth in our customer base which increased 67.9% year-on-year to 11.1 million. The appreciation of the New Israeli Shekel (“NIS”) against the Hong Kong Dollar has once again favoured a higher reported group turnover in Hong Kong Dollar terms.

All of the Group’s businesses recorded increased turnover with particularly strong growth from Israel, Hong Kong fixed-line and Thailand. Turnover from Israel represented 59.4% of the Group’s total turnover whilst Hong Kong and Macau accounted for 31.9% (of which mobile operations accounted for 20.4% and fixed-line operations 11.5%), Thailand 5.3%, Indonesia 1.3% and “Others” 2.1%.

In the first half of 2008 the Group increased its EBITDA by 14.7% to HK$3,223 million, compared to HK$2,810 million in the same period last year. Growth in EBITDA was particularly strong in Israel, Hong Kong mobile and Hong Kong fixed-line, largely as a result of revenue growth. As a percentage to turnover, EBITDA was 27.4% in the first six months of 2008, a drop of 1.8% compared to 29.2% in the same period last year, reflecting higher network expansion expenses from our Indonesian, Vietnamese and Sri Lankan operations.

Depreciation and amortisation increased 21.4% to HK$2,406 million, compared to HK$1,982 million in the same period last year, reflecting capital expenditure incurred in prior periods for network expansion offset by the decrease in Thailand as a result of the impairment charges on non-current assets taken last year. In the first half of 2008, we also accelerated depreciation on certain network assets in Vietnam and Israel totaling HK$305 million.

Operating profit for the first half of 2008 increased 174% to HK$2,281 million. This significant increase in operating profit was partly due to one-time gains of HK$1,463 million arising from the first tranche of the tower sale in Indonesia and also compensation from a key supplier to our business in Indonesia recognised as other income. This compensation is in the form of credit vouchers received upon PT. Hutchison CP Telecommunications (“HCPT”) waiving certain contractual obligations of the network supplier in Indonesia. Excluding these one-time gains and the accelerated depreciation charges, like-for-like operating profit would have been HK$1,123 million, compared to HK$832 million in the same period last year, where improved operating profits from Israel, Hong Kong and Thailand were offset by higher start up losses from Indonesia, Vietnam and Sri Lanka.

In the first six months of 2008, the Group recorded a net interest income of HK$116 million compared to a net interest expense of HK$169 million in the same period last year. The interest income earned during the period was HK$632 million, primarily from the Group’s treasury operations which manage the retained cash balance of approximately HK$35.2 billion, broadly achieving a return in line with London US Dollar Interbank rate.

Taxation charges in the first half of 2008 increased to HK$434 million, compared to HK$322 million in the same period last year, up 34.8% partly due to higher profit recorded by Israel resulting in increased current taxation, withholding tax charge on intra-group dividends received and the Group’s fixed-line operations recognising a deferred tax charge.

3

The Group recorded a profit from continuing operations of HK$1,963 million in the first six months of 2008 compared to HK$341 million in the same period last year. Excluding the one-time adjustments, profit for the period would have been HK$805 million. Profit from continuing operations attributable to shareholders was HK$1,165 million, compared to HK$57 million in the first half of 2007.

Operations Review

Indonesia

In the first half of 2008, we completed a few major initiatives to solidify our start-up position and to position the business to capture the growth potential. These included entering into an agreement to sell 3,692 towers to PT. Profesional Telekomunikasi Indonesia (“Protelindo”) to release up to US$500 million (approximately HK$3,882 million) of capital to support our future network expansion. In addition we extended our network supply agreement with Nokia Siemens Networks and entered into new contracts with ZTE Corporation to support our accelerated network rollout plan in Sulawesi and Kalimantan. At the end of June 2008 more than 4,000 base stations were on air and we are well on our way to achieving our target of 6,000 base stations by year end.

Financial Results for the Six Months Ended 30 June 2008

Turnover in the first half of 2008 was HK$150 million, an increase of 28.2% from HK$117 million in the second half of last year. In the first half the revenue increased at slower rate than expected mainly due to the intensified competition and the reduction in the interconnection charges which triggered price reductions in the market. Loss Before Interest, Tax, Depreciation and Amortisation (“LBITDA”) increased to HK$348 million from HK$138 million in the first half of 2007 and HK$337 million in the second half of 2007, owing to higher operating costs resulting from network expansion and significant increase in the number of leased base stations sites rather than self built sites which generally have lower operating costs to compensate for the higher level of capital expenditure incurred in a self built site. During the period, there were two major one-time gains totaling HK$1,463 million which brought operating profit to HK$950 million. A disposal gain of HK$732 million on the first tranche of 1,128 towers transferred to Protelindo was recognised in the second quarter. Another one-time gain of HK$731 million was recognised as other income in the first half of 2008 relating to the network supplier’s compensation in the form of credit vouchers to the Group’s Indonesia operations. If the one-time gains from these two transactions were excluded, the Group’s Indonesian operations would have reported an operating loss of HK$513 million compared to an operating loss of HK$139 million in the same period last year.

In the first half of 2008, depreciation and amortisation was HK$165 million, representing the depreciation charge on recognised capital expenditure and amortisation charge on a capitalised telecommunications license.

Capital expenditure was HK$947 million in the first half of 2008, principally representing the investment in network rollout being recognised as non-current assets. We expect several milestones to be reached in the second half of 2008 so have not changed our capital expenditure guidance for the year of HK$4,000 million.

Benefiting from the proceeds received from the tower sale in the period, the outstanding debt under the vendor finance facility was reduced to HK$1,439 million at the end of June 2008, compared to HK$1,807 million at the end of 2007. Shareholder funding at the end of the period was HK$2,361 million of which the Group’s contribution was HK$1,422 million.

4

Hong Kong and Macau

The Group is one of the leading mobile and fixed-line telecommunications operators in Hong Kong.

Combined turnover from the Group’s fixed and mobile businesses was 6.5% higher at HK$3,751 million in the first six months of 2008 compared to HK$3,521 million in the same period last year. EBITDA increased 11.8% to HK$1,384 million in the first six months of 2008 whilst EBITDA margin was 36.9%.

Hong Kong and Macau Mobile

We continue our 3G market leadership and delivered a superior performance in Hong Kong and Macau. According to figures released by the Office of the Telecommunications Authority of Hong Kong SAR we have over 50%1 share of the 3G market in Hong Kong. Our leadership will be further enhanced by being the first operator in Hong Kong to launch iPhone 3G in July 2008 which was met with exceptional levels of market response.

Financial Results for the Six Months Ended 30 June 2008

Turnover of our Hong Kong and Macau mobile operations was up 3.3% to HK$2,399 million in the first six months of 2008 compared to HK$2,322 million in the same period last year. Mobile service revenue grew at a faster rate than total turnover driven mainly by a 15.9% growth in the customer base during the period offset by less handset sales as certain customers were expecting popular models, such as iPhone 3G, to be launched in the second half of the year.

[1]	The Group’s Hong Kong 3G customer base in April 2008 as a percentage to the April 2008 3G customer statistics published by the Office of the Telecommunications Authority of Hong Kong SAR

EBITDA was 13.3% higher than that for the same period last year at HK$875 million, representing an improvement in the EBITDA margin by 3.3% to 36.5%, attributable to increased roaming and higher non-voice revenue where we have higher margins as well as better economies of scale and continued cost control. Excluding expenditure on customer acquisition and retention, operating expenses were maintained at similar level for the same period last year despite increased activity levels.

Depreciation and amortisation increased to HK$638 million, 19% higher compared to the first half of last year, due partly to the 3G network investment in Macau incurred last year and to an increase in the amortisation of capitalised customer acquisition and retention expenditure incurred in previous periods.

As a result of the growth in recurring revenue and an efficient cost structure offset by higher depreciation and amortisation, operating profit was HK$237 million, 1% higher than that for the same period last year.

In the first half of 2008, capital expenditure on fixed assets increased to HK$229 million, or 9.5% of turnover. The operation generated improved cashflow and was able to reduce external debt by HK$379 million to HK$4,367 million.

5

HK Fixed

We own and operate what we believe is the largest fibre-optic building-to-building telecommunications network in Hong Kong, with over 945,000 kilometers of core fibre-optic cable. Fibre-optic networks are able to support a higher volume of traffic at faster transmission speeds for Internet and data communications compared to traditional copper cable networks. During the period we continued to see success in further penetrating the corporate and business market which is an area we will continue to focus on.

Financial Results for the Six Months Ended 30 June 2008

Turnover of the Group’s fixed-line business increased 12.8% to HK$1,352 million in the first six months of 2008 from HK$1,199 million. Turnover from the corporate and business market increased 33.0% compared to the same period last year, driven not only by the continued growth in data businesses from the government and finance and banking sectors in the first half of 2008, but also the healthy and sustained growth in voice business where the Group’s fixed-line business continued to benefit from business line number porting. We also saw a 14.8% growth in the international and carrier business turnover compared to the same period last year mainly driven by the increased presence of our businesses in markets with high growth potential, expanded international network footprint and the provision of certain premium network routings which together enabled us to broaden our customer base and solicit high yield carrier customers.

EBITDA was HK$509 million in the first half of 2008 compared to HK$466 million in the same period last year. The EBITDA margin was 37.6%, as compared to 38.9% in the first half of 2007 which was due to the growth of the international and carrier business that typically carries a relatively lower margin than corporate and residential markets.

As a result of the foregoing, operating profit in the first six months of 2008 was HK$180 million, an increase of 19% from HK$151 million in the same period last year.

Capital expenditure on fixed assets was HK$124 million as compared to HK$185 million in the same period last year, principally on the enhancement of our core fibre-optic networks and increased geographical coverage of high speed broadband services.

Israel

Partner Communications Company Ltd (“Partner Communications”) continued to make solid progress by focusing on its strategy of offering innovative technology, service excellence and a differentiated marketing approach. The orangeTM brand continues to be one of the most widely admired brands in Israel being awarded the leading telecom brand in Israel for the sixth consecutive year by Globes, an Israeli daily business newspaper. This has contributed to the strong growth in 3G customers during the first half of 2008. Partner Communications continues to be an integral part of the Group contributing 59.4% of turnover and 73.5% of EBITDA in the first half of 2008.

6

Financial Results for the Six Months Ended 30 June 2008

Partner Communications continued to deliver strong financial result for the first half of 2008. Turnover increased 29.0% from the same period last year to HK$6,990 million, representing a 8.5% underlying growth in local currency terms. Turnover in Hong Kong Dollar terms was boosted by a favourable foreign exchange impact resulting from the appreciation of NIS during the period. The increase primarily reflects the 4.5% growth in the customer base, an increase in the weight of post-paid customers in our base, higher average minutes of use, as well as an increase in content and data revenues. Non-voice revenue increased 3 percentage points to 13% of revenue, as compared with 10% in the same period last year. The higher revenues were partially offset by a decrease in average revenue per minute resulting from competitive pressures and regulatory intervention including the approximately 14% reduction in interconnect tariffs which came into effect on 1 March 2008, being the final reduction in the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008.

EBITDA was reported at HK$2,369 million 32.4% higher when compared with HK$1,789 million in the same period last year mainly due to the higher level of revenue. The EBITDA margin was higher than that for the first half of 2007 by approximately 1 percentage point at 33.9%, reflecting a tight operating cost structures aligning with growth in revenue, lower customer acquisition costs which were partially offset by increase in expenditure on customer retention. Depreciation and amortisation increased HK$250 million to HK$1,025 million compared with the same period last year, mainly due to the acceleration in depreciation charge resulting from an agreement entered into with LM Ericsson Israel Ltd in December 2007 to replace the then existing 3G equipment.

Partner Communications’s operating profit increased to HK$1,345 million in the first six months of 2008 compared to HK$1,018 million in the same period last year.

Capital expenditure was HK$546 million compared to HK$364 million in the same period last year reflecting mainly the impact of the appreciation of the NIS against Hong Kong Dollar.

In the period Partner Communications expended HK$453 million to buy back its own shares. The Group’s interest in Partner Communications increased to 50.9% from 50.2% of the year end as a result of the share buyback.

Thailand

The Group’s operation in Thailand showed a significant improvement in its operating results for the first six months of 2008, particularly in customer and turnover growth. In the first half of 2008 the Thailand operations delivered its key financial target of EBITDA that covered its capital expenditure. However the business environment is still tough and the market is clouded with uncertainty with respect to some aspects of the regulatory framework. Coupled with weak consumer confidence from rising inflation and political uncertainty, the Group is maintaining its cautious view on further investment in Thailand.

Financial Results for the Six Months Ended 30 June 2008

Turnover was HK$621 million for the first six months of 2008, an increase of 25.5% from HK$495 million in the same period last year. The strong growth compared to first half of 2007 was mainly driven by 40.3% increase in the customer base and success in tariff plan restructuring.

7

EBITDA was HK$59 million in the first six months of 2008, representing an almost two-fold improvement from EBITDA of HK$32 million in the same period last year as operating cost increases and the subscriber acquisition cost increases were kept under control despite the fact that customer base increased by 321,000 during the year.

Operating profit for the first half of 2008 was HK$59 million, turned around from an operating loss of HK$273 million in the same period last year. The improvement in operating results was primarily due to significantly lower depreciation and amortisation charges for the period compared with first half of 2007 as a result of the impairment charge taken in the second half of last year on the non-current assets as well as the strong growth in turnover.

Capital expenditure in the period was HK$18 million compared to HK$17 million in the same period last year.

During the first half of 2008 the Group closed out US$470 million ( THB 15,547 million or HK$3,665 million) foreign currency swap contracts. These contracts committed the Group to sell Thai Baht and buy US Dollar at pre-agreed rates. The Group entered into these contracts to fulfill local exchange controls when it injected additional funding into Thailand for repayment of its outstanding external debts in 2007. The Group recognised a loss of HK$5 million in its profit and loss statement in respect of these transactions. As at 30 June 2008 the Group had remaining contracts to sell Thai Baht and buy US Dollars with a notional amount of US$625 million (THB21,067 million or HK$4,874 million).

Others

“Others” is currently comprised of Vietnam, Sri Lanka, Ghana and Corporate Office.

Sri Lanka

Turnover for the first six months increased 3.5% to HK$89 million, compared to HK$86 million in the same period last year. The slow down in turnover growth reflects the worsening of economic condition in the country which has led to a significant reduction in tariff and underlying customer usage.

EBITDA was HK$34 million, a decrease of 26.1% from HK$46 million in the same period last year. The fall in EBITDA was largely attributable to the increase in network costs, resulting from the additions of base stations and the associated running expenses, rise in electricity unit charges as well as general increase in price levels caused by inflation which stood at 28%.

Depreciation and amortisation charges also increased 27% to HK$19 million compared to HK$15 million in the same period last year, primarily due to the increase in network assets recognised during the period. As a result of these factors operating profit for the six months in 2008 was HK$15 million, a decrease of 51.6% compared to HK$31 million in the first half of 2007.

Capital expenditure increased 2.9% compared to the same period last year to HK$71 million, driven mainly by network expansion.

8

Vietnam

In Vietnam, following the granting of an investment certificate for a GSM network, the operations stopped customer recruitment and existing customers were migrated to a third party network. The customer migration has completed and the GSM network development is progressing with a target to re-launch services at the end of this year.

In the first half of 2008 we recorded an accelerated depreciation of HK$181million on the CDMA equipment and other capitalised assets which cannot be redeployed in the new GSM network and as such have depreciated to residual value. This led to an increase in the depreciation charged for the period to HK$223 million compared to HK$16 million in the same period last year. The operating loss for the first half of 2008 increased to HK$396 million compared to operating loss of HK$114 million in the same period last year.

Capital expenditure in the first half of 2008 was HK$204 million reflecting the slow down in the deployment of the CDMA network. Depending on timing we expect to see a significantly higher capital expenditure in the second half of 2008 as we accelerate the network development in preparation for the re-launch of services.

Ghana

The Group completed the sale of its indirect interests in Ghana on 11 July 2008. The Group is expected to realise an estimated gain of approximately HK$295 million in the second half of 2008 and a net cash inflow of approximately HK$545 million. For the six months ended 30 June 2008 Ghana recorded an operating loss of HK$13 million.

Corporate – Treasury

As at 30 June 2008 our treasury operations maintained a cash balance of HK$35.8 billion. The cash was held primarily in short term money market deposits in US dollar earning an average return of 2.95% in the first half of 2008. The interest income recorded on the cash balance was HK$527million in the first half of 2008.

Outlook

We reported a good performance in the first half of 2008 and progress in our emerging markets. With the positive actions we took in 2007 to address the issues that were most challenging to us we now have a clear visibility to the opportunities ahead of us. Looking ahead to the second half of 2008, Indonesia and Vietnam will continue to require our attention and resources to accelerate the expansion and rollout of networks in these two major markets. We are still focusing on our cash generating businesses in Hong Kong and Israel to keep the growth momentum and also look for further development by leveraging the success we have built in these two markets. Accordingly the Group’s capital expenditure guidance is maintained at HK$7.0 billion for 2008.

During the period we have evaluated a number of opportunities to expand the Group’s operations. In the main we continue to see that price expectations for emerging market telecom assets have not been significantly dampened. There remain opportunities to expand the Group’s business but we are not optimistic that this will be achieved in the second half of 2008.

9

We continue to be aware of developments in the global economy. There is evidence of some deterioration in our operating environment as the impact of higher inflation and lower growth affects consumer spending. We are also concerned about the availability of capital and credit in view of the global credit crunch. However, we are a well capitalised company and during this period would aim to maintain high levels of liquidity to ensure we can meet our operating objectives.

I would like to thank the Board of Directors and all the Group’s employees around the world for their continued hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 19 August 2008

10

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS ENDED 30 JUNE

	Note	Unaudited 2007		Unaudited 2008		Unaudited 2008
		HK$ millions		HK$ millions		US$ millions
						(Note 17)
Continuing operations:
Turnover	5		9,639		11,760		1,508
Cost of inventories sold			(1,144)		(1,342)		(172)
Staff costs			(1,001)		(1,229)		(158)
Depreciation and amortisation			(1,982)		(2,406)		(309)
Other operating expenses			(4,684)		(5,966)		(765)
Profit on disposal of investments and others, net	7		4		1,464		188

Operating profit			832		2,281		292
Interest income	8		628		632		81
Interest and other finance costs	8		(797)		(516)		(66)

Profit before taxation			663		2,397		307
Taxation	9		(322)		(434)		(56)

Profit for the period from continuing operations			341		1,963		251

Discontinued operations:
Profit from discontinued operations	10		70,502		—		—

Profit for the period			70,843		1,963		251

Attributable to:
Equity holders of the Company:
- continuing operations			57		1,165		149
- discontinued operations			70,031		—		—

			70,088		1,165		149

Minority interest:
- continuing operations			284		798		102
- discontinued operations			471		—		—

			755		798		102

			70,843		1,963		251

Dividends	11		32,234		—		—

Earnings per share from continuing operations attributable to equity holders of the Company:
- basic	12	HK$	0.01	HK$	0.24	US$	0.03

- diluted	12	HK$	0.01	HK$	0.24	US$	0.03

Earnings per share attributable to equity holders of the Company:
- basic	12	HK$	14.69	HK$	0.24	US$	0.03

- diluted	12	HK$	14.59	HK$	0.24	US$	0.03

The accompanying notes are an integral part of these condensed consolidated interim accounts.

11

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Audited As at 31 December 2007	Unaudited As at 30 June 2008	Unaudited As at 30 June 2008
		HK$ millions	HK$ millions	US$ millions
				(Note 17)
ASSETS
Current assets
Cash and cash equivalents		36,611	37,234	4,775
Trade and other receivables		4,702	5,508	707
Stocks		515	468	60
Derivative financial assets		25	109	14

Total current assets		41,853	43,319	5,556

Assets held for sale		—	504	65

Non-current assets
Fixed assets		16,950	17,385	2,230
Goodwill		6,070	6,342	813
Other intangible assets		7,818	8,214	1,053
Other non-current assets		3,354	3,466	446
Deferred tax assets		376	377	48
Interests in associates		2	2	—
Interests in jointly controlled entity		—	18	2

Total non-current assets		34,570	35,804	4,592

Total assets		76,423	79,627	10,213

LIABILITIES
Current liabilities
Trade and other payables		7,902	8,469	1,086
Borrowings		5,083	6,737	864
Current income tax liabilities		111	132	17
Derivative financial liabilities		119	134	17

Total current liabilities		13,215	15,472	1,984

Liabilities associated with assets held for sale		—	140	18

Non-current liabilities
Borrowings		5,937	4,532	581
Deferred tax liabilities		584	622	80
Other non-current liabilities		2,551	2,531	325

Total non-current liabilities		9,072	7,685	986

Total liabilities		22,287	23,297	2,988

12

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

	Note	Audited As at 31 December 2007	Unaudited As at 30 June 2008	Unaudited As at 30 June 2008
		HK$ millions	HK$ millions	US$ millions (Note 17)
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		1,195	1,197	154
Reserves	15	50,089	51,836	6,648

		51,284	53,033	6,802
Minority interest	16	2,852	3,297	423

Total equity		54,136	56,330	7,225

Total equity and liabilities		76,423	79,627	10,213

Net current assets		28,638	27,847	3,572

Total assets less current liabilities		63,208	64,155	8,229

The accompanying notes are an integral part of these condensed consolidated interim accounts.

13

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE

	Unaudited 2007	Unaudited 2008	Unaudited 2008
	HK$ millions	HK$ millions	US$ millions
			(Note 17)
Cash flows from operating activities
Continuing operations:
Profit before taxation	663	2,397	307
Adjustments for:
- Interest income	(628)	(632)	(81)
- Interest and other finance costs	797	516	66
- Depreciation and amortisation	1,982	2,406	309
- Share-based payments	36	60	8
- Profit on disposal of investments and others, net	(4)	(1,464)	(188)
- Loss on disposal of fixed assets	2	1	—
- Write-off of customer acquisition and retention costs	26	10	1
- Changes in working capital
- (Increase)/Decrease in stocks	(59)	20	3
- Increase in trade receivables, other receivables and prepayments	(852)	(317)	(41)
- Decrease in receivable from related companies	21	—	—
- Increase in trade and other payables	411	1,257	161
- Increase/(Decrease) in payable to related companies	56	(14)	(2)

Cash generated from continuing operations	2,451	4,240	543
Interest received	604	580	74
Interest and other finance costs paid	(648)	(214)	(27)
Taxes paid	(369)	(499)	(64)

Net cash generated from operating activities of continuing operations	2,038	4,107	526

Discontinued operations:
Cash generated from discontinued operations	932	—	—
Interest received	16	—	—
Interest and other finance costs paid	(713)	—	—
Taxes paid	(89)	—	—

Net cash generated from operating activities of discontinued operations	146	—	—

Net cash generated from operating activities	2,184	4,107	526

The accompanying notes are an integral part of these condensed consolidated interim accounts.

14

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

FOR THE SIX MONTHS ENDED 30 JUNE

	Unaudited 2007	Unaudited 2008	Unaudited 2008
	HK$ millions	HK$ millions	US$ millions
			(Note 17)
Cash flows from investing activities
Continuing operations:
Purchases of fixed assets	(970)	(2,908)	(374)
Upfront and fixed periodic payments for telecommunications licences	(135)	(450)	(58)
Additions to customer acquisition and retention costs	(261)	(292)	(37)
Additions to prepaid capacity and maintenance	(68)	(9)	(1)
Purchase of shares of a subsidiary under a share buy-back plan	—	(453)	(58)
Deposit received for disposal of a subsidiary	—	552	71
Advanced payments for network rollout	(272)	—	—
Reduction of deposits pledged with banks	7	—	—
Proceeds on disposal of fixed assets	11	4	1
Proceeds on disposal of base station tower sites	—	1,189	152
Increase in interest in a jointly controlled entity	—	(18)	(2)

Net cash used in investing activities of continuing operations	(1,688)	(2,385)	(306)

Discontinued operations:
Cash used in investing activities	(4,697)	—	—
Proceeds on disposal of subsidiaries, net of cash disposed of	83,185	—	—

Net cash generated from investing activities of discontinued operations	78,488	—	—

Net cash generated from/(used in) investing activities	76,800	(2,385)	(306)

Cash flows from financing activities
Continuing operations:
Net cash used in financing activities	(10,330)	(507)	(65)
Proceeds from exercise of share options of the Company	82	1	—
Proceeds from exercise of share options of a subsidiary	98	13	2
Dividend paid to the Company’s shareholders	(32,234)	—	—
Dividend paid to minority shareholders	(259)	(554)	(72)
Drawing of loan from minority shareholders	129	4	1
Settlement and rollover of derivatives	—	(110)	(14)

Net cash used in financing activities of continuing operations	(42,514)	(1,153)	(148)

Discontinued operations:
Net cash generated from financing activities of discontinued operations	1,708	—	—

Net cash used in financing activities	(40,806)	(1,153)	(148)

The accompanying notes are an integral part of these condensed consolidated interim accounts.

15

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

FOR THE SIX MONTHS ENDED 30 JUNE

	Unaudited 2007	Unaudited 2008	Unaudited 2008
	HK$ millions	HK$ millions	US$ millions (Note 17)
Increase in cash and cash equivalents	38,178	569	72
Cash and cash equivalents and bank overdrafts as at 1 January	2,048	36,611	4,696

Cash and cash equivalents and bank overdrafts as at 30 June	40,226	37,180	4,768

Analysis of net cash
Cash and cash equivalents and bank overdrafts as at 30 June	40,226	37,180	4,768
Add: Bank overdrafts	—	54	7

Cash and cash equivalents as at 30 June	40,226	37,234	4,775
Borrowings as at 30 June	(13,602)	(11,269)	(1,445)

Net cash as at 30 June	26,624	25,965	3,330

The accompanying notes are an integral part of these condensed consolidated interim accounts.

16

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE SIX MONTHS ENDED 30 JUNE

	Unaudited 2007	Unaudited 2008	Unaudited 2008
	HK$ millions	HK$ millions	US$ millions
			(Note 17)
Currency translation differences	1,060	990	127
Cash flow hedges
- effective portion of changes in fair value	—	(102)	(13)
- transfer from equity to profit and loss account	—	95	12
Actuarial gains of defined benefit plans	1	—	—

Net income recognised directly in equity	1,061	983	126

Profit for the period	70,843	1,963	251

Total recognised income for the period	71,904	2,946	377

Attributable to:
Equity holders of the Company	70,820	1,690	216
Minority interest	1,084	1,256	161

	71,904	2,946	377

The accompanying notes are an integral part of these condensed consolidated interim accounts.

17

1.	GENERAL INFORMATION

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares on New York Stock Exchange, Inc.

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam, Sri Lanka, and Ghana (in which the Group’s entire indirect interests has been disposed of on 11 July 2008 as set out in the “Subsequent Event” section). The Group also has a fixed-line telecommunications business in Hong Kong.

These unaudited condensed consolidated interim accounts (“interim accounts”) have been approved for issuance by the Board of Directors on 19 August 2008.

2.	CHANGE IN FINANCIAL REPORTING STANDARDS

In 2007 and prior years, the Group’s interim accounts had been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”). The Company had changed the financial reporting standards from HKFRS to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”, which term collectively includes International Accounting Standards (“IAS”) and related interpretations) and had prepared its consolidated accounts in accordance with IFRS with effect from the year ended 31 December 2007. There was no adjustment required on the opening balance sheet as at 1 January 2007 on the transition from HKFRS to IFRS. Details of the change are set out in Note 2 and Note 4 of the annual accounts for the year ended 31 December 2007. Accordingly, the accounting policies used in the preparation of these interim accounts for the six months ended 30 June 2008 are in accordance with IFRS and the same basis were used in the comparative accounts for the six months ended 30 June 2007.

3.	BASIS OF PREPARATION

These interim accounts are for the six months ended 30 June 2008. They have been prepared in accordance with IAS 34 “Interim Financial Reporting”. These interim accounts should be read in conjunction with the annual accounts for the year ended 31 December 2007.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in 2007 annual accounts, except for the adoption of the following new or revised IFRS which are relevant to the Group’s operations and are effective for accounting periods beginning on 1 January 2008:

IFRIC 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of these new or revised IFRS has no material effect on the Group’s results and financial position for the current or prior periods.

18

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

In addition to the above new or revised IFRS effective for accounting periods beginning on 1 January 2008, the Group has first adopted certain accounting policies in these interim accounts for the six months ended 30 June 2008 as follows:

(i)	Cash flow hedge

Beginning on or after 1 January 2008, certain forward foreign exchange contracts entered into by the Group were designated as cash flow hedges of the foreign exchange risk in the Group’s foreign currency denominated borrowings. Under cash flow hedge accounting, changes in the fair value of these derivatives are dealt with as movements in the hedging reserve under equity. When a hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the profit and loss account as interest and other finance costs, net.

(ii)	Assets or disposal group held for sale

During the six months ended 30 June 2008, an agreement was entered into to sell the indirect interests in Ghana. In addition, the Group’s Vietnam operation was granted an approval to convert its CDMA network to GSM whereas certain CDMA equipment that cannot be converted for utilisation under the GSM technology is to be sold. Accordingly, the assets and liabilities pertaining to the Ghana operation and the CDMA equipment to be sold are classified as assets and liabilities held for sale respectively and are stated at the lower of their carrying amount and fair value less costs to sell.

5.	TURNOVER

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover for continuing operations is as follows:

	Six months ended 30 June
HK$ millions	2007	2008
Mobile telecommunications services	7,591	9,472
Mobile telecommunications products	837	918
Fixed-line telecommunications services	1,199	1,352
Other non-telecommunications businesses	12	18

	9,639	11,760

19

6.	SEGMENT INFORMATION

Segment information is provided on the basis of primary geographical regions, the basis which the Group manages its world-wide interests. The Hong Kong and Macau region is further sub-divided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on operating profit. The segment information on turnover and operating profit/(loss) agreed to the aggregate information in the interim accounts. As such, no reconciliation between the segment information and the aggregate information in the interim accounts is presented.

Six months ended 30 June 2007

	Hong Kong and Macau			Israel	Thailand	Indonesia	Others*	Continuing operations TOTAL	Discontinued Operations - India
HK$ millions	Mobile	Fixed-line	Subtotal
Turnover	2,322	1,199	3,521	5,420	495	—	203	9,639	6,989
Operating costs	(1,550)	(733)	(2,283)	(3,631)	(463)	(138)	(314)	(6,829)	(4,676)
Depreciation and amortisation	(538)	(315)	(853)	(775)	(305)	(1)	(48)	(1,982)	(187)
Profit on disposal of investments and others, net	—	—	—	4	—	—	—	4	—

Operating profit/(loss)	234	151	385	1,018	(273)	(139)	(159)	832	2,126

Capital expenditures incurred during the period on
- fixed assets	192	185	377	364	17	66	649	1,473	3,330

- other intangible assets	247	14	261	1	—	79	—	341	48

Six months ended 30 June 2008

	Hong Kong and Macau			Israel	Thailand	Indonesia	Others*	TOTAL
HK$ millions	Mobile	Fixed-line	Subtotal
Turnover	2,399	1,352	3,751	6,990	621	150	248	11,760
Operating costs	(1,524)	(843)	(2,367)	(4,621)	(562)	(498)	(489)	(8,537)
Depreciation and amortisation	(638)	(329)	(967)	(1,025)	—	(165)	(249)	(2,406)
Profit on disposal of investments and others, net	—	—	—	1	—	1,463	—	1,464

Operating profit/(loss)	237	180	417	1,345	59	950	(490)	2,281

Capital expenditures incurred during the period on
- fixed assets	229	124	353	546	18	947	278	2,142

- other intangible assets	271	21	292	—	—	—	—	292

*	“Others” segment comprised Sri Lanka, Ghana, Vietnam and Corporate.

20

7.	PROFIT ON DISPOSAL OF INVESTMENTS AND OTHERS, NET

	Note	Six months ended 30 June
HK$ millions		2007	2008
Net profit on partial disposal of subsidiaries	(a)	4	1
Profit on disposal of base station tower sites	(b)	—	732
Other income, net	(c)	—	731

		4	1,464

(a)	Net profit on partial disposal of subsidiaries

During the six months ended 30 June 2008, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$1 million (six months ended 30 June 2007 - HK$4 million) following the exercise of share options held by the option holders of Partner Communications Company Ltd. (“Partner Communications”), an indirect subsidiary of the Company.

(b)	Profit on disposal of base station tower sites

On 18 March 2008, PT. Hutchison CP Telecommunications (“HCPT”), a 60%-owned subsidiary of the Company, entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period. During the six months ended 30 June 2008, sale of Tranche 1 comprising 1,128 sites was completed whereby the Group recognised a gain of US$94 million (HK$732 million) from the sale.

Concurrent with Tranche 1 completion, HCPT and Protelindo have entered into a Master Lease Agreement pursuant to which HCPT has been given (i) the right to access, occupy and use the capacity reserved for HCPT on such of the base station towers and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) the option to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price. The transaction has been accounted for as an operating lease and the Group recognised an operating lease expense of HK$20 million during the period ended 30 June 2008.

(c)	Other income, net

During the period ended 30 June 2008, a subsidiary of the Company operating in Indonesia was provided with credit vouchers in compensation upon the waiver of certain contractual obligations of a key network supplier. The net amount of US$93.7 million (approximately HK$731 million) was included in the profit and loss account for the six months ended 30 June 2008 of which US$47.5 million (approximately HK$371 million) remained in amounts receivable in the balance sheet at that date.

21

8.	INTEREST AND OTHER FINANCE COSTS, NET

	Six months ended 30 June
HK$ millions	2007	2008
Interest income	628	632
Interest and other finance costs	(797)	(516)

Interest and other finance costs, net	(169)	116

Capitalisation rate applied to funds borrowed for the funding of the assets	4.71% to 7.38%	3.90% to 6.98%

Interest capitalised	107	2

9.	TAXATION

	Six months ended 30 June
	2007			2008
HK$ millions	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
Hong Kong	(3)	—	(3)	—	42	42
Outside Hong Kong	383	(58)	325	488	(96)	392

	380	(58)	322	488	(54)	434

Hong Kong profits tax has been provided for at the rate of 16.5% (six months ended 30 June 2007 – 17.5%) on the estimated assessable profits less available tax losses. In 2008, the Government of the Hong Kong Special Administrative Region enacted a change in the profits tax from 17.5% to 16.5% for the fiscal year 2008/2009. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The change in average applicable tax rate is caused by a change in the profits tax rate in Hong Kong and a change in the profitability of the Group’s subsidiaries in respective countries.

10.	PROFIT FROM DISCONTINUED OPERATIONS

On 11 February 2007, the Company entered into an agreement to sell its entire interests in CGP Investments (Holdings) Limited (“CGP”), a company which held through various subsidiaries, the direct and indirect equity and loan interests in Hutchison Essar Limited (now known as Vodafone Essar Limited) and its subsidiaries to Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11.1 billion (approximately HK$86.6 billion) (the “Transaction”). Accordingly, the results pertaining to the Indian mobile telecommunications were presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. On 8 May 2007, the Company completed the Transaction and recognised a disposal gain of approximately HK$69,343 million. Profit pertaining to the Indian mobile telecommunications operations for the period ended 8 May 2007 was HK$1,159 million and as a result, profit from discontinued operations of HK$70,502 million was recorded for the six months ended 30 June 2007. Note 6 sets out details of the operating results of the discontinued operations up to the date of disposal.

22

11.	DIVIDENDS

During the six months ended 30 June 2007, the Company declared a special cash dividend (the “Transaction Special Dividend”) of HK$6.75 per share, or approximately HK$32,234 million in aggregate, and paid on 29 June 2007. The Transaction Special Dividend was paid out of the proceeds from the disposal of CGP as set out in Note 10.

The Company did not declare any dividend for the six months ended 30 June 2008.

12.	EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June
	2007	2008
Weighted average number of shares in issue	4,770,927,865	4,784,413,333

Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	57	1,165

Basic earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	0.01	0.24

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	70,031	—

Basic earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	14.68	—

Profit attributable to equity holders of the Company (HK$ millions)	70,088	1,165

Basic earnings per share attributable to equity holders of the Company (HK$ per share)	14.69	0.24

23

12.	EARNINGS PER SHARE (continued)

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Partner Communications is the only subsidiary of the Company which has employee stock option plans. The employee stock options of Partner Communications outstanding as at 30 June 2007 and 2008 did not have a dilutive effect on earnings per share.

	Six months ended 30 June
	2007	2008
Weighted average number of shares in issue	4,770,927,865	4,784,413,333
Adjustment for share options	33,171,383	24,666,453

Weighted average number of shares for the purpose of diluted earnings per share	4,804,099,248	4,809,079,786

Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	57	1,165

Diluted earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	0.01	0.24

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	70,031	—

Diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	14.58	—

Profit attributable to equity holders of the Company (HK$ millions)	70,088	1,165

Diluted earnings per share attributable to equity holders of the Company (HK$ per share)	14.59	0.24

24

13.	TRADE RECEIVABLES, NET OF PROVISION

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

HK$ millions	As at 31 December 2007	As at 30 June 2008
The ageing analysis of trade receivables, net of provision for impairment of trade receivables is as follows:
Current	1,506	2,016
31 - 60 days	655	583
61 - 90 days	151	188
Over 90 days	829	715

	3,141	3,502

The carrying value of trade receivables approximates to their fair value. There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

14.	TRADE PAYABLES

HK$ millions	As at 31 December 2007	As at 30 June 2008
The ageing analysis of trade payables is as follows:
Current	1,008	1,212
31 - 60 days	649	309
61 - 90 days	27	115
Over 90 days	68	166

	1,752	1,802

25

15.	RESERVES

HK$ millions	Share premium	Retained earnings / (Accumulated losses)	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
As at 1 January 2007	21,341	(6,915)	(368)	177	1,233	15,468
Currency translation differences	—	—	733	(2)	—	731
Profit attributable to equity holders of the Company for the period	—	70,088	—	—	—	70,088
Relating to subsidiaries disposed of	—	—	(1,115)	—	—	(1,115)
Dividends paid (Note 11)	—	(32,234)	—	—	—	(32,234)
Employee share option scheme – value of services provided	—	—	—	36	—	36
Issuance of ordinary shares arising from exercise of employee share options	108	—	—	(29)	—	79
Actuarial gains of defined benefit plans	—	1	—	—	—	1

As at 30 June 2007	21,449	30,940	(750)	182	1,233	53,054

As at 1 January 2008	21,510	27,771	(734)	309	1,233	50,089
Currency translation differences	—	—	583	(51)	—	532
Cash flow hedges
- effective portion of changes in fair value	—	—	—	(102)	—	(102)
- transfer from equity to profit and loss account	—	—	—	95	—	95
Profit attributable to equity holders of the Company for the period	—	1,165	—	—	—	1,165
Relating to dilution of interest in a subsidiary	—	—	—	(2)	—	(2)
Employee share option scheme – value of services provided	—	—	—	60	—	60
Issuance of ordinary shares arising from exercise of employee share options	38	—	—	(39)	—	(1)

As at 30 June 2008	21,548	28,936	(151)	270	1,233	51,836

26

16.	MINORITY INTEREST

	Six months ended 30 June
HK$ millions	2007	2008
As at 1 January	5,758	2,852
Minority interest in profit	755	798
Relating to exercise of share options of a subsidiary	82	11
Relating to subsidiaries disposed of	(4,475)	—
Dividend paid to minority shareholders	(259)	(554)
Drawing of loan from minority shareholders	129	4
Share of other reserves	9	2
Relating to share buy-back of a subsidiary	—	(274)
Exchange translation differences	329	458

As at 30 June	2,328	3,297

17.	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in these interim accounts are supplementary information and have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 30 June 2008, which was HK$7.797 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

27

GROUP CAPITAL RESOURCES AND OTHER INFORMATION

CAPITAL RESOURCES AND LIQUIDITY

The capital and reserves attributable to equity holders of the Company as at 30 June 2008 were approximately HK$53,033 million, compared with HK$51,284 million as at 31 December 2007.

During the period the Group entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites for a cash consideration of US$500 million (approximately HK$3,882 million). Completion of the sale is expected to occur in tranche over a two-year period. During the six months ended 30 June 2008, sale of tranche 1 comprising 1,128 sites was completed and resulted in a cash inflow of US$152 million (HK$1,189 million).

The net cash of the Group was approximately HK$25,965 million, comprising the cash and cash equivalents of approximately HK$37,234 million and borrowings of approximately HK$11,269 million, as follows:

	As at 30 June 2008
	Total debt	Cash and cash equivalents	Net cash / (debt)
	HK$ millions	HK$ millions	HK$ millions
Hong Kong and Macau:
Mobile telecommunications	(4,367)	378	(3,989)
Fixed-line telecommunications	—	461	461
Israel	(4,943)	255	(4,688)
Thailand	(390)	14	(376)
Indonesia	(1,439)	282	(1,157)
Corporate - Treasury	—	35,824	35,824
Others	(130)	20	(110)

	(11,269)	37,234	25,965

The Group’s cash and cash equivalents at 30 June 2008 are denominated as follows:

	HK$	USD	NIS	THB	Others	Total
Within 1 year	3.2%	96.3%	0.2%	0.0%	0.3%	100.0%

The Group’s borrowings at 30 June 2008 are denominated and repayable as follows:

	HK$	USD	NIS	THB	LKR	Total
Within 1 year	36.1%	16.5%	3.9%	2.8%	0.5%	59.8%
In year 2	—%	0.3%	14.5%	—%	—%	14.8%
In year 3	—%	—%	14.5%	—%	—%	14.5%
In year 4	—%	—%	10.9%	—%	—%	10.9%
In year 5	—%	—%	—%	—%	—%	—%

	36.1%	16.8%	43.8%	2.8%	0.5%	100.0%

As at 30 June 2008, approximately 96.6% of the Group’s borrowings bear interest at floating rates and the remaining 3.4% are at fixed rates.

As at 30 June 2008,

—

total borrowings of HK$135 million (as at 31 December 2007 - HK$182 million) were guaranteed by members of the Hutchison Whampoa group in respect of loans to the Group’s Thailand operation only. Under the terms of a credit support agreement between the Company and Hutchison Whampoa group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of Hutchison Whampoa Limited and its related companies in respect of such guarantees for so long as there remains a guarantee liability.

—

fixed assets and current assets of certain subsidiaries amounting to HK$2,771 million (as at 31 December 2007 - HK$4,971 million) and HK$640 million (as at 31 December 2007 – HK$2,398 million), respectively were used as collateral for certain credit facilities of certain subsidiaries. The current portion of borrowings of the Group is secured to the extent of HK$1,806 million (as at 31 December 2007 - HK$4,600 million). No non-current portion of borrowings of the Group is secured as at 30 June 2008 (as at 31 December 2007 - HK$1,807 million).

28

The non-HK dollar and non-US dollar denominated loans are mostly directly related to the Group’s businesses in the countries of the currencies concerned.

DERIVATIVES

On 1 January 2008 and as at 30 June 2008, certain forward foreign exchange contracts with notional amount of US$1,095 million and US$625 million respectively were designated as cash flow hedges of the foreign exchange risk in the Group’s Thailand operation arising from its US dollar intercompany loans from the Group.

CAPITAL EXPENDITURE

The Group’s capital expenditures for continuing operations in the first six months of 2007 and 2008 are as follows:

	Capital expenditure on fixed assets Six months ended 30 June		Capital expenditure on other intangible assets Six months ended 30 June
HK$ millions	2007	2008	2007	2008
Israel	364	546	1	—
Hong Kong mobile	192	229	247	271
Hong Kong fixed-line	185	124	14	21
Thailand	17	18	—	—
Indonesia	66	947	79	—
Others	649	278	—	—

Total capital expenditures for continuing operations	1,473	2,142	341	292

Capital expenditure on fixed assets in the first six months of 2008 was HK$2,142 million, increased from HK$1,473 million in the same period last year. Capital expenditure on fixed assets in Israel increased in part in connection with the continued build-out of Partner Communications’ s transmission network. The increase in capital expenditure on fixed assets in Indonesia operations mainly reflected the capital expenditure incurred for the network rollout. Capital expenditure on fixed assets in Hong Kong mobile also increased HK$37 million to HK$229 million, reflecting continued investment on network upgrade and expansion to support growth in customer base. Others comprised mainly network equipment purchases in our Vietnamese and Sri Lankan operations for HK$204 million and HK$71 million respectively.

Capital expenditure on other intangible assets was comprised mainly of telecommunication licenses, customer acquisition and retention costs, brand name and customer base. It was HK$292 million in the first six months of 2008, compared with HK$341 million in the same period last year.

29

TREASURY POLICIES

The Group’s overall treasury and funding policies focus on financial risk management, including interest rate and foreign exchange risks, on cost efficient funding of the operations of its companies and prudent management of inherent and counter-party risks.

In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong dollar and non-US dollar assets, the Group generally endeavours to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

Long-term surplus funds are to be managed in a prudent manner, usually in the form of bank deposits with banks or financial institutions attaining a minimum credit rating of AA-/Aa3 as assigned by Standard & Poor’s and Moody’s to manage counterparty risk. Alternatively, surplus funds can be invested in marketable securities such as US Treasury Bills or Commercial Papers / Certificates of Deposits issued by credit-worthy counterparties with short term ratings at A1/P1 and long-terms ratings at or above AA-/Aa3 as assigned by Standard & Poor’s/Moody’s. The selected counterparties and investment products must be approved by the Company’s Chief Financial Officer.

CONTINGENT LIABILITIES

As at 30 June 2008, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to HK$60 million (as at 31 December 2007 – HK$60 million).

(b)	a total of 16 claims (as at 31 December 2007 – 12) against the Group’s subsidiary in Israel, Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	Amount of claim
In approximate HK$ millions	As at 31 December 2007	As at 30 June 2008
Alleged violation of antitrust law	238	277
Alleged consumer complaints	5,025	2,490
Alleged unauthorised erection of cellular antennas, causing environmental damages	1,980	2,310

At this stage, and until the claims are recognised as class actions, the Company and Partner Communications are unable to evaluate the probability of success of such claims, and therefore no provision has been made.

(c)	potential claim of approximately NIS 42.5 million (approximately HK$98 million) by the Ministry of Communications in Israel (the “MOC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MOC.

SUBSEQUENT EVENT

On 11 July 2008, the Group completed its disposal of the indirect interests in the Ghana operations and the Group is expected to realise a gain of approximately HK$295 million.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2008, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the period.

30

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving and maintaining the highest standards of corporate governance. Throughout the six months ended 30 June 2008, the Company is fully compliant with all code provisions of the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

SECURITIES TRANSACTIONS

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules (the “Model Code”) which is supplemented by the Securities Trading Policy as the Group’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities. All Directors of the Company confirmed that they have complied with both the Model Code and the Securities Trading Policy in their securities transactions throughout the six months ended 30 June 2008.

GENERAL INFORMATION

The Group’s unaudited condensed consolidated interim accounts for the six months ended 30 June 2008 have been reviewed by the Company’s auditor, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by International Auditing and Assurance Standards Board. The auditor’s independent review report will be included in the Interim Report to Shareholders. The Group’s unaudited condensed consolidated interim accounts for the six months ended 30 June 2008 have also been reviewed by the Audit Committee of the Company.

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

31

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also Alternate to Mr. Lui Dennis Pok Man)
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Tim Pennington)
(Also Alternate to Mr. Fok Kin-ning, Canning	Mr. MA Lai Chee, Gerald
and Mr. Frank John Sixt)	(Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 19 August 2008

32

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Announcement

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE SECOND QUARTER 2008

HIGHLIGHTS

•	Customer base increased 10.3% quarter-on-quarter to 11.1 million

•	3G customer base quarter-on-quarter grew 8.3% to over 2 million

•	Sales momentum continued in Indonesia with 37.4% growth in the user base to 3.2 million

In the second quarter the Group’s global like for like customer base increased 10.3% to 11.1 million. This reflects continued growth momentum particularly in Indonesia which increased 37.4% to approximately 3.2 million. The Group also saw continued growth in the 3G businesses; our Hong Kong and Israeli operations recorded net customer additions of 77,000 and 81,000, representing a quarterly increase of 6.7% and 10.8% respectively. At the end of the second quarter the Group has approximately 2.1 million 3G customers representing 18.6% of our total customer base.

During the quarter we revised the Minutes of Use (“MOU”) definition to better align the Key Performance Indicators (“KPI”) to revenue generating events. As a result of this review we have revised the definition to exclude inbound on-net minutes except in the case of Hong Kong and Macau. When a customer makes a call to another customer on our network (an “on-net” call) it generates both “outbound” minutes from the customer making the call and “inbound” minutes for the customer receiving the call. In all cases within our group except Hong Kong and Macau only the “outbound” call is a chargeable event. With the exception of the Hong Kong and Macau operations the “inbound on-net” MOU is not chargeable and as such it should be excluded from our KPI to avoid double counting.

As a result the monthly MOU is calculated as the total minutes carried over the network divided by the total customer base; MOU includes total airtime usage and 3G video usage. This encompasses customer originated on-net traffic; customer originated off-net traffic; customer terminated off-net traffic and roaming usage.

OPERATIONS REVIEW

Hong Kong and Macau

Our Hong Kong and Macau operations continued to register growth during the quarter with net additions of 80,000 customers, taking the blended customer base to nearly 2.6 million. Strong growth in the 3G segment once again accounted for the vast majority of net additions. The blended 3G customer base increased to more than 1.2 million at the end of the second quarter, representing a 6.7% increase quarter-on-quarter and now accounts for around 47% of the total customer base. Our 3G business in Macau has also reported significant customer growth since its launch of 3G services in Q4 last year.

1

We continued to focus on 3G market leadership with the launch of the iPhone 3G in Hong Kong in July. We were one of the first operators in Asia ex Japan to launch the iPhone 3G and so far have seen strong demand.

Blended MOU reported at 462 which remained flat as compared to 461 during last quarter.

The growth of the postpaid Average Revenue Per User (“ARPU”) at HK$210 was limited to a 1% increase compared to Q1 and down by 1.9% on a year-on-year basis. This reflects greater competition which led to a higher proportion of sales on lower value tariff plans. It also reflects a switch of competitive focus for postpaid 3G sales to SIM only offers. SIM only sales do not incur the handset subsidies that our typical customer acquisitions with handset usually incur; however such sales typically offer a service fee rebate as an incentive which has the effect of lowering the initial ARPU for these customers although this is offset by lower customer acquisition costs.

Indonesia

During the quarter there continued to be aggressive tariff moves in the market which stimulated sales. Our Indonesian operations PT. Hutchison CP Telecommunications reported higher net customer activations of approximately 872,000 in the second quarter bringing the total user base to approximately 3.2 million. This represented a 37.4% increase quarter-on-quarter compared to a 14.3% increase in the previous quarter.

As discussed above we have revised our MOU definition to exclude inbound on-net minutes. This has a particularly noticeable effect on the MOU for Indonesia where we have a disproportionately higher level of on-net traffic. Using the new definition the average blended MOU was 82 minutes compared to 94 minutes last quarter on the same basis. MOU fell largely due to a reduction in on-net traffic as a result of our traffic rebalancing measures where we shortened the off-peak time period during which heavily discounted tariffs were being offered. Excluding promotional minutes, the outbound paid MOU was 60 minutes in the second quarter of 2008.

Recurring customer revenue was 9.1% higher in the second quarter compared to Q1 2008. However, the rapid rise in the customer base had a diluting effect on ARPU which fell 14.3% to IDR 12,000. It was also affected by the reduction in the interconnection rates. As a result we maintained high level of promotional activities during the second quarter in response to increased levels of tariff competition which had a dampening effect on our strategies to increase ARPU.

Average monthly churn was 15.6%, a 2% improvement compared with Q1 and is in line with the market.

We continue our planned nationwide network rollout having extended coverage as well as improving our penetration and indoor coverage in major cities. At the end of the second quarter we had more than 4,000 base stations and are on track to achieve the target of 6,000 base stations by the end of 2008.

2

Israel

In the second quarter our Israeli operations Partner Communications Company Ltd. (“Partner Communications”) reported a 1.2% increase in its customer base to 2,856,000 compared with the last quarter. The growth was once again mainly driven by strong growth in 3G customers. Partner Communications registered net 3G customer additions of 81,000, or a 10.8% increase quarter-on-quarter, taking Partner Communications’ 3G customers to 834,000. The 3G base has grown rapidly and represents 39.1% of its total postpaid customer base.

Blended ARPU was 1.9% higher in the second quarter at NIS158 driven by higher MOU and higher non voice revenue. MOU in the second quarter increased by 11.2% compared to the same period last year.

Following the introduction of Mobile Number Portability at the end of 2007, which pushed the monthly churn in the first quarter of 2008 up to 1.7%, churn returned to a more normalised level of 1.3% per month for the second quarter compared to 1.2% in the same quarter last year.

Sri Lanka

Following an internal review of our Sri Lankan operations, Hutchison Telecommunications Lanka (Private) Limited (“HTLL”) has identified certain instances where SIM cards have been recorded in the customer base pending registration to an end customer contrary to the Group’s policy. In addition, the Sri Lankan government has recently required mobile service operators to mandatorily enforce stricter requirements on the collection of personal identification details for new and existing customers from July 2008. Pursuant to these requirements new and existing customers are required to provide identity documents including copies of their National Identification Card and address.

As a result HTLL has tightened the policy for prepaid customers to ensure that sold prepaid cards are only included in the customer base after the customer has registered with HTLL the required personal details. This will result in a substantial downward revision in the reported customer base that will likely be applied in Q3 2008 once the impact can be fully quantified.

Accordingly, the Group believes the customer base to be overstated in the Q2 KPI and the ARPU and MOU for the same quarter to be understated. However, we continue to experience lower minutes of use per customer putting downward pressure on ARPU as difficult economic conditions began to have a more noticeable impact on the market.

It should be noted that while it is expected that our customer base will be reduced, there will be no impact on the operations, financial results and cashflow of HTLL.

Thailand

In Thailand we have seen continuous growth in the customer base, particularly in the prepaid market, over the past 3 quarters with an average growth rate of 10%. For prepaid customer additions in Q2 which are usually impact by weak seasonality, we still had a growth rate of 5.0%. At the end of the quarter our operations had more than 1.1 million users of which 62.6% were prepaid. However, towards the end of Q2 we started to see an adverse effect resulting from economic downturn and slow progress in resolving certain regulatory issues. These pose a challenging operating environment for the upcoming quarters and will severely hinder our growth potential.

3

ARPU continued to trend downwards with prepaid ARPU falling by 6.4% in the quarter to THB147, an effect of intensified market competition. Nevertheless, the sustained decline in prepaid ARPU has begun to slow down in 2008 compared to 2007.

Until this quarter we had sustained the postpaid ARPU through increasing MOUs. However a 4.2% decline in postpaid MOU was recorded during this seasonally weak quarter which brought the postpaid ARPU down by 3.0% to THB784 and 7.0% lower compared to the same quarter last year.

Postpaid churn increased to 2.9% compared to 2.7% in Q1. Q2 is seasonally a slower quarter with the Thai New Year in April.

FOK Kin-ning, Canning

Chairman

Hong Kong, 19 August 2008

4

Disclaimer:

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

5

Unaudited Key Performance Indicators for Second Quarter 2008

Customer Base	Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007
Market	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,595	1,720	875	2,515	1,698	817	2,427	1,671	756	2,290	1,629	661	2,239	1,590	649

Indonesia	3,203	7	3,196	2,331	4	2,327	2,039	3	2,036	1,627	2	1,625	—	—	—

Israel	2,856	2,135	721	2,823	2,108	715	2,860	2,068	792	2,796	2,004	792	2,733	1,952	781

Sri Lanka (#)	1,291	—	1,291	1,289	—	1,289	1,141	—	1,141	1,002	—	1,002	819	—	819

Thailand	1,117	418	699	1,071	405	666	978	372	606	884	346	538	796	317	479
Total (#)	11,062			10,029			9,445			8,599			6,587

(#)	The customer base for Sri Lanka is expected to be revised downward substantially in Q3 2008; see discussion of Sri Lanka on page 3.

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.

(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end.

A new prepaid customer is recognised upon making the first call or registration/activation.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.

(5)	All numbers quoted as at last day of the quarter.

(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(7)	The data for Ghana and Vietnam are excluded.

ARPU[1] Market		Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007
	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	148	210	24	149	208	24	161	218	28	162	216	29	160	214	27

Indonesia	IDR (‘000)	12	108	12	14	120	14	15	114	15	—	—	—	—	—	—

Israel	NIS	158	X	X	155	X	X	157	X	X	165	X	X	157	X	X

Sri Lanka	LKR	163	—	163	193	—	193	242	—	242	287	—	287	311	—	311

Thailand	THB	386	784	147	405	808	157	417	813	165	434	815	183	463	843	200

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month.

The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.

(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.

(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(4)	The data for Ghana and Vietnam are excluded.

MOU[1] Market	Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007
	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	462	672	42	461	655	43	491	680	49	506	691	51	490	673	47

Indonesia	82	117	82	94	104	94	83	59	83	—	—	—	—	—	—

Israel	368	X	X	359	X	X	345	X	X	343	X	X	331	X	X

Sri Lanka	54	—	54	60	—	60	69	—	69	81	—	81	93	—	93

Thailand	607	1,086	319	632	1,134	324	643	1,110	347	648	1,088	358	638	990	393

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customers for the month. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(3)	The data for Ghana and Vietnam are excluded.

Churn[1] Market	Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007
	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.0%	1.8%	8.0%	3.5%	1.8%	6.7%	3.3%	1.8%	6.2%	3.9%	1.8%	8.2%	3.7%	1.7%	7.7%

Indonesia	15.6%	7.9%	15.6%	17.6%	11.0%	17.6%	17.7%	16.3%	17.7%	—	—	—	—	—	—

Israel	1.3%	X	X	1.7%	X	X	1.3%	X	X	1.1%	X	X	1.2%	X	X

Sri Lanka	3.8%	—	3.8%	2.9%	—	2.9%	2.4%	—	2.4%	2.2%	—	2.2%	2.8%	—	2.8%

Thailand	6.0%	2.9%	7.8%	5.8%	2.7%	7.8%	5.2%	2.8%	6.8%	5.5%	3.4%	6.9%	6.5%	3.9%	8.2%

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(3)	The data for Ghana and Vietnam are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

6

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also Alternate to Mr. Lui Dennis Pok Man)
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Tim Pennington)
(Also Alternate to Mr. Fok Kin-ning, Canning	Mr. MA Lai Chee, Gerald
and Mr. Frank John Sixt)	(Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 19 August 2008

7

Exhibit 1.3

Hutchison Telecom delivers strong underlying performance in the first six months of 2008

Profit attributable to equity holders from continuing operations surges to HK$1.2 billion

Key highlights:

—	Total mobile customer base rose 68% year on year to 11.1 million; particularly strong momentum in Indonesia

—	Turnover increased 22% year on year to HK$11.8 billion

—	EBITDA was 14.7% up year on year to HK$3.2 billion

—	Profit attributable to equity holders of the Company from continuing operations surges to HK$1.2 billion on performance , one off gains and favourable exchange rates

—	Indonesian network rollout accelerated, on track to 6,000 sites by year end

—	3G market leadership strengthened in Hong Kong and Israel; launch of iPhone 3G in Hong Kong received unprecedented market response

Financial highlights:

	Six months ended 30 June
	2007 HK$ million		2008 HK$ million		Change %
Turnover		9,639		11,760	22%
Operating profit		832		2,281	174.2%
Profit before taxation		663		2,397	265.1%
Profit for the period from continuing operations		341		1,963	—
Profit attributable to equity holders of the Company from continuing operations		57		1,165	—
Basic earnings per share attributable to equity holders of the Company from continuing operations	HK$	0.01	HK$	0.24	—

Note: 2007 Interim results also included a profit from discontinued operations of HK$70,502 million in respect of the disposal of the Group’s indirect interests in CGP Investments (Holdings) Limited

(Hong Kong, 19 August 2008) Hutchison Telecommunications International Limited (‘Hutchison Telecom’; ‘the Company’; ‘the Group’; SEHK: 2332; NYSE:HTX) today announced a strong underlying performance for the first six months of 2008. All its major operations reported growth in turnover with particularly strong momentum from Israel, Hong Kong fixed-line and Thailand driving the Group’s total turnover up 22.0% to HK$11.8 billion compared with the same period last year.

The Group’s mobile customer base grew 68% in the past 12 months to 11.1 million, with a significant percentage of the increase comes from Indonesia. Hutchison Telecom continued to register a healthy growth of 3G customers in Israel, Hong Kong and Macau. The total number of 3G customers for the Group had passed two million by the end of June 2008.

The Group’s Earnings Before Interest, Tax, Depreciation and Amortisation (‘EBITDA’) increased 14.7% to HK$3,223 million with growth particularly strong in Israel and Hong Kong. The Group EBITDA margin was 27.4% in the first six months of 2008, a 1.8% decline on the same period last year reflecting higher network expenses from expansion of the Group’s emerging market operations in Indonesia, Vietnam and Sri Lanka.

Operating profit increased to HK$2,281 million for the first six months of 2008 after one-off gains of HK$1,463 million. These arose principally from the Indonesian operations which recognised a HK$732 million gain from the first tranche of tower sale and HK$731 million of compensation from a network supplier. Excluding the one-off gains and some accelerated depreciation charges in Israel and Vietnam, like for like growth in operating profit was 35.0%.

As a result profit attributable to equity holders of the Company from continuing operations surged to HK$1,165 million compared with HK$57 million in the first half of 2007.

On 25 July 2008 the Group completed the acquisition of a 5% stake in its 2G and 3G businesses in Hong Kong and Macau from NEC Corporation taking the Group’s ownership in these businesses from 70.9% to 75.9%. This move reflects the Group’s confidence in the long term value and potential of the Hong Kong and Macau operations.

The Group’s 3G market leader position in Hong Kong brought it the unique opportunity to be the first operator to launch iPhone 3G in Hong Kong. iPhone 3G is a long-anticipated product around the globe and the response in Hong Kong has been unprecedented.

The Indonesian operations also extended its partnership with network suppliers and tower companies during the period. Both are strategic steps to accelerate the network rollout paving for the way to capture the potential in this market. The operations now have over 4,000 sites and are on track to rollout 6,000 sites by the end of the year clearly making it the fourth largest network in Indonesia.

In Vietnam the operations made good progress in switching the network to GSM. It has completed the selection of network vendors and is now working hard to get the network ready for its target launch by the end of 2008.

Dennis Lui, Chief Executive Officer of Hutchison Telecom, said: “In the first six months of 2008 the Group succeeded in delivering a strong underlying performance both operationally and financially. Our mobile operations in Hong Kong and Israel strengthened their 3G market leadership position during the period collectively passing two million 3G customers. In Indonesia we have seen good sales momentum since the launch of the service in the first half of 2007 and are pleased with the progress to accelerate the network rollout. Whilst in Vietnam we have made progress on the conversion to GSM. These steps enhance the Group’s prospect in those markets positioning us favourably to reap the rewards.”

Tim Pennington, Chief Financial Officer of Hutchison Telecom said: “There is evidence of some deterioration in our operating environment as the impact of higher inflation and lower growth affects consumer spending in some markets. We are also mindful of the availability of capital and credit in view of the global situation. However, we are a well capitalised company and during this period would aim to maintain high levels of liquidity to ensure we can meet our operating objectives.”

2

Operations review

Indonesia

¡	Strong user growth to 3.2 million

¡	Turnover was HK$150 million

¡	Accelerated network rollout on track for 6,000 sites

The Group’s Indonesian operation, PT Hutchison CP Telecommunications (‘HCPT’), has seen good sales momentum since its launch in the first half of 2007. During the period HCPT undertook a number of strategic actions to accelerate the network rollout such as the sale and lease back of tower sites announced in March 2008 and the extension of its relationships with vendors and tower companies. Further challenges are expected ahead but HCPT has established itself firmly as the fourth largest network in Indonesia in less than one and a half years so laying a solid foundation to capture the potential of this market.

Supported by this network roll out, HCPT has seen strong customer growth during the reporting period. In the second quarter against a background of intensified competition and tariff reduction the rate of net customer additions for HCPT accelerated to 37.4%, adding 872,000 net additions taking the user base to 3.2 million.

Average revenue per user (‘ARPU’) was IDR12,000 in the second quarter, a reduction from the first quarter due to higher levels of promotional activity in response to increased tariff competition and a reduction in interconnection rates.

Turnover for HCPT in the first half of 2008 was HK$150 million. The comparison with the same period last year is not meaningful as the operation only commenced during that period. Loss before interest, tax, depreciation and amortisation increased to HK$348 million but this is to be expected for an early stage mobile operation as operating costs are usually higher because of network expansion and the resulting growth in operating costs often exceeds that of revenues.

Capex guidance for the Group’s Indonesian operations remains at HK$4.0 billion for the full year 2008. As HCPT accelerates its network rollout it is expected several rollout milestones will be reached in the second half. The target of 6,000 sites will give HCPT significant population coverage in Java and Sumatra, as well as a meaningful presence in Kalimantan and Sulawesi.

Vietnam

Vietnam is one of the most vibrant and high growth mobile markets in the region. The Group believes in its vast potential and is committed to be a successful GSM operator in the market. Following the granting of an investment certificate for a GSM network in March 2008, the operations stopped customer recruitment and existing customers were migrated to a third party network. The customer migration has completed and the GSM network vendor selection concluded. The business is now focusing on reaching its target of service launch at year end.

Hong Kong and Macau

Combined turnover from the Group’s fixed-line and mobile businesses in Hong Kong and Macau was HK$3,751 million, a 6.5% increase year on year. EBITDA was up 11.8% to HK$1,384 million and the EBITDA margin was 36.9%.

3

Hong Kong and Macau mobile

¡	Customer base increased to 2.6 million

¡	Turnover increased to HK$2.4 billion

¡	EBITDA increased 13.3% to HK$875 million while EBITDA margin was higher at 36.5%

¡	Launch of iPhone 3G in Hong Kong received unprecedented response

The Group’s mobile operations in Hong Kong and Macau continued to steer the market towards 3G adoption and increased mobile data and content usage. Both operations were named the first provider in their respective markets to launch iPhone 3G. In Hong Kong the launch of this long anticipated handset has seen an encouraging response with over 40% of the iPhone 3G users registered for the highest value tariff plan which is resulting in significantly higher levels of data and content usage than for our average customer base.

In the second quarter the operations registered 80,000 net customer additions of which 77,000 were 3G users. This took the combined customer base to 2.6 million. ARPU growth was limited as competition focused on lower value tariff promotions. The sale of iPhone 3G in Hong Kong which started in July will have an impact on the KPI’s in the third quarter onwards.

Turnover was up 3.3% to HK$2.4 billion whilst EBITDA grew 13.3% to HK$875 million due to higher revenue from roaming, content and data usage as well as customer growth. The EBITDA margin, a key focus for the business, increased 3.3 percentage points to 36.5%.

Hong Kong fixed-line

¡	Turnover grew 12.8% to HK$1,352 million

¡	EBITDA increased 9% to HK$509 million with a margin of 37.6%

The Group’s fixed-line business in Hong Kong, Hutchison Global Communications Limited (‘HGC’) reported growth in turnover of 12.8% year on year to HK$1,352 million. The growth came from the international and carrier business increased 14.8% following the expanded international network footprint and premium network routings. These together enabled the operations to broaden its customer base and solicit high yield carrier customers. The operations also saw good growth from the corporate and business market which rose 33.0% driven not only by the continued growth in data from the government and finance sectors but also growth in business voice traffic where HGC benefited from business line number porting.

EBITDA grew 9% to HK$509 million. The EBITDA margin was 37.6% compared with 38.9% same period last year, lower due to the relative growth of the international and carrier business that typically carries a lower margin.

HGC has recently announced the inauguration of the fourth cross-border fibre optic system with Mainland China. With this launch HGC boasts what it believes to be the most diversified and highest capacity cross border fibre optic transmission link to Mainland China among any fixed-line operator in Hong Kong, positioning itself favourably to capture the tremendous international communication business potential in and out of Mainland China via Hong Kong.

Israel

¡	Customer base up to 2.9 million

¡	Turnover increased 29.0% to HK$7.0 billion

¡	EBITDA surged 32.4% to HK$2.4 billion

The Group’s Israeli operations, Partner Communications Company Ltd. (‘Partner’) continued to perform strongly by focusing on offering innovative technology, service excellence and a differentiated marketing approach. The orangeTM brand continues to be one

4

of the most widely admired brands in Israel having been awarded the leading telecom brand in Israel for the sixth consecutive year by Globes, an Israeli daily business newspaper. This contributed to drive the strong growth in 3G customers during the first half of 2008 pushing the total customer base up to nearly 2.9 million. Partner also saw continued progress on ARPU which increased to NIS158 in the second quarter.

The increase in the weight of post-paid customers in Partner’s base, higher average minute of use and an increase in content and data revenues together with the beneficial impact of favourable currency rates drove Partner’s turnover to climb 29.0% in the first half to HK$7.0 billion. EBITDA increased to HK$2.4 billion which is 32.4% higher compared with same period last year benefiting from favourable exchange rates and strong growth in customer base and non-voice usage. The EBITDA margin was one percentage point higher at 33.9% as a result of tight operating cost structures and lower customer acquisition costs.

In the period Partner spent HK$453 million to buy back its own shares. The share buyback increased the Group’s interest in Partner from 50.2% previously to 50.9%.

Partner continues to be an integral part of the Group contributing 59.4% of turnover and 73.5% of EBITDA in the first half of 2008.

Sri Lanka

¡	Turnover growth suppressed to HK$89 million

¡	EBITDA was down at HK$34 million

In Sri Lanka operational difficulties mounted during the first half. The operations continued to see a very difficult economic time compounded by a tightening security situation which affected the daily life of Sri Lankan people and had a noticeable impact on sales. Against this backdrop the Group’s Sri Lankan operations, Hutchison Telecommunications Lanka (Private) Limited (‘HTLL’) encountered some operational setbacks which are expected to be compounded by much stricter user ID requirements announced recently. As a result HTLL expects to see a substantial downward revision in its customer base. At this stage the revision cannot be fully quantified but HTLL expects to be able to do so in the third quarter.

In the first half of 2008 HTLL recorded only modest revenue growth and a fall in EBITDA as the cost of network expansion was not covered by increased customer acquisition and usage.

Thailand

¡	Customer base increased 40.3% to 1.1 million

¡	Turnover increased 25.5% to HK$621 million

¡	EBITDA at HK$59 million fully covered capex for the first time

The Group’s operations in Thailand Hutchison CAT Wireless Multimedia Limited (‘Hutchison CAT’) showed a significant improvement in its operating results for the first six months of 2008 particularly in customer and turnover growth. The customer base grew 4.3% in second quarter to over 1.1 million. The customer growth supported a 25.5% increase in turnover to HK$621 million. As a result of tight cost control particularly in subscriber acquisition costs, EBITDA improved significantly and exceeded capex by HK$41 million. Hutchison CAT produced its first operating profit following the decision last year to write down the investment.

5

Ghana

The Group completed the sale of its indirect interests in Ghana in July 2008. The Group is expected to realise an estimated gain of approximately HK$295 million in the second half of 2008 and a net cash inflow of approximately HK$545 million. For the six months ended 30 June 2008 Ghana recorded an operating loss for the period of HK$13 million.

Outlook

Hutchison Telecom reported a good performance in the first half of 2008 and progress in its emerging markets. With the positive actions the Company took in 2007 to address the issues that were most challenging it now has a clear visibility to the opportunities. Looking ahead to the second half of 2008, Indonesia and Vietnam will continue to require attention and resources to accelerate the expansion and rollout of networks. Hutchison Telecom maintains its focus on the cash generating businesses in Hong Kong and Israel to keep the growth momentum and continues to look for further development by leveraging the success it has built in these two markets. Accordingly its capital expenditure guidance is maintained at HK$7.0 billion for 2008.

During the period Hutchison Telecom has evaluated a number of opportunities to expand its operations. In the main it continues to see that price expectations for emerging market telecom assets have not been significantly dampened. There remain opportunities to expand its business but the Company is not optimistic that this will be achieved in the second half of 2008.

Hutchison Telecom continues to be aware of developments in the global economy. There is evidence of some deterioration in the operating environment as the impact of higher inflation and lower growth affects consumer spending. It is also concerned about the availability of capital and credit in view of the global credit crunch. However, the Company is well capitalised and during this period would aim to maintain high levels of liquidity to ensure it can meet its operating objectives.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investor Relations

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong and Israel, and operates mobile telecommunications services in Macau, Indonesia, Vietnam, Sri Lanka and Thailand. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “3”, “Hutch” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

6

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

7

Unaudited Key Performance Indicators for Second Quarter 2008

Customer Base	Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007
Market	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,595	1,720	875	2,515	1,698	817	2,427	1,671	756	2,290	1,629	661	2,239	1,590	649
Indonesia	3,203	7	3,196	2,331	4	2,327	2,039	3	2,036	1,627	2	1,625	—	—	—
Israel	2,856	2,135	721	2,823	2,108	715	2,860	2,068	792	2,796	2,004	792	2,733	1,952	781
Sri Lanka (#)	1,291	—	1,291	1,289	—	1,289	1,141	—	1,141	1,002	—	1,002	819	—	819
Thailand	1,117	418	699	1,071	405	666	978	372	606	884	346	538	796	317	479

Total (#)	11,062			10,029			9,445			8,599			6,587

(#)	The customer base for Sri Lanka is expected to be revised downward substantially in Q3 2008; see discussion of Sri Lanka on page 3.

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.

(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.

(5)	All numbers quoted as at last day of the quarter.

(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(7)	The data for Ghana and Vietnam are excluded.

ARPU[1]		Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	148	210	24	149	208	24	161	218	28	162	216	29	160	214	27
Indonesia	IDR (‘000)	12	108	12	14	120	14	15	114	15	—	—	—	—	—	—
Israel	NIS	158	X	X	155	X	X	157	X	X	165	X	X	157	X	X
Sri Lanka	LKR	163	—	163	193	—	193	242	—	242	287	—	287	311	—	311
Thailand	THB	386	784	147	405	808	157	417	813	165	434	815	183	463	843	200

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.

(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.

(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(4)	The data for Ghana and Vietnam are excluded.

MOU[1]	Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	462	672	42	461	655	43	491	680	49	506	691	51	490	673	47
Indonesia	82	117	82	94	104	94	83	59	83	—	—	—	—	—	—
Israel	368	X	X	359	X	X	345	X	X	343	X	X	331	X	X
Sri Lanka	54	—	54	60	—	60	69	—	69	81	—	81	93	—	93
Thailand	607	1,086	319	632	1,134	324	643	1,110	347	648	1,088	358	638	990	393

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customers for the month. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(3)	The data for Ghana and Vietnam are excluded.

Churn[1]	Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007			Q2 2007 30 June 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.0%	1.8%	8.0%	3.5%	1.8%	6.7%	3.3%	1.8%	6.2%	3.9%	1.8%	8.2%	3.7%	1.7%	7.7%
Indonesia	15.6%	7.9%	15.6%	17.6%	11.0%	17.6%	17.7%	16.3%	17.7%	—	—	—	—	—	—
Israel	1.3%	X	X	1.7%	X	X	1.3%	X	X	1.1%	X	X	1.2%	X	X
Sri Lanka	3.8%	—	3.8%	2.9%	—	2.9%	2.4%	—	2.4%	2.2%	—	2.2%	2.8%	—	2.8%
Thailand	6.0%	2.9%	7.8%	5.8%	2.7%	7.8%	5.2%	2.8%	6.8%	5.5%	3.4%	6.9%	6.5%	3.9%	8.2%

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(3)	The data for Ghana and Vietnam are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

Exhibit 1.4

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CHANGES OF DIRECTORS AND CHIEF FINANCIAL OFFICER

The Board of Directors of the Company announces that

(1) Mr. Tim Pennington has tendered his resignation as an Executive Director with effect from 20 August 2008 and as Chief Financial Officer of the Company with effect from 1 September 2008;

(2) Mr. Christopher John Foll will succeed Mr. Pennington and be appointed as an Executive Director with effect from 20 August 2008 and as Chief Financial Officer of the Company with effect from 1 September 2008; and

(3) Mr. Woo Chiu Man, Cliff, who will cease automatically as Alternate Director to Mr. Pennington with effect from 20 August 2008, will be appointed as Alternate Director to Mr. Foll with effect from 20 August 2008.

The Board of Directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”, together with its subsidiaries, the “Group”) announces that Mr. Tim Pennington has tendered his resignation as an Executive Director with effect from 20 August 2008 and as Chief Financial Officer of the Company with effect from 1 September 2008. Mr. Pennington has decided to return to the United Kingdom, and has confirmed that he has no disagreement with the Board nor is he aware of any matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its sincere gratitude to Mr. Pennington for his substantial contribution to the Company’s success, the excellent financial management and reporting he spearheaded and for his valuable leadership to the Company’s management team.

The Board is pleased to announce that Mr. Christopher John Foll will succeed Mr. Pennington and be appointed as an Executive Director with effect from 20 August 2008 and as Chief Financial Officer of the Company with effect from 1 September 2008 to fill the casual vacancy arising from the resignation of Mr. Pennington. Mr. Woo Chiu Man, Cliff, who will cease automatically as Alternate Director to Mr. Pennington from 20 August 2008, will be appointed as Alternate Director to Mr. Foll with effect from 20 August 2008.

Mr. Foll, aged 52, joined the Hutchison Whampoa group in 2001 as chief financial officer for the Group’s former India operations until taking over the chief operating officer position in the Group’s Vietnam operations in September 2007. During his term of office in India, Mr. Foll held directorships in certain operating companies. He was in charge of the India operations’ finance and strategic business development, and was amongst the senior management team which steered the operations to become one of the leading nationwide mobile service providers in India. Mr. Foll was previously in Australia where he held a number of senior management positions in public companies. From 1999 to 2001, he was the chief financial officer of the Adelaide Brighton group, the largest cement producer in the country, overseeing finance, investor relations, risk management and strategic financial analysis. Prior to that, he had been the chief financial officer of QNI Ltd, a nickel and cobalt producer he joined in 1996, and was subsequently promoted to managing director of its Australian operations. Mr. Foll is a Fellow of the Australian Institute of Chartered Accountants and holds a Bachelor of Accounting Science degree from the University of South Africa.

Save as disclosed above, Mr. Foll does not have any other positions with the Company or other members of the Group or held any directorships in other listed public companies. Mr. Foll does not have any relationships with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the date hereof, Mr. Foll does not have any interests in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong. There is a service agreement entered into between the Company and Mr. Foll for his appointment as an Executive Director of the Company for an initial term ending on the date of the Company’s next annual general meeting, subject to possible re-election in accordance with the provisions of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Articles of Association of the Company. Mr. Foll is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other Directors of the Company. The emoluments of Mr. Foll specified in the service agreement appointing him as Chief Financial Officer of the Company entered into between Mr. Foll and a wholly owned subsidiary of the Company was HK$2,556,000 per annum (which included his basic salary entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined by reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and prevailing market conditions.

Save for the information disclosed above, the Board is not aware of any matters relating to the appointments of Mr. Foll and Mr. Woo that are required to be disclosed pursuant to paragraphs (h) to (v) of Listing Rule 13.51(2) and the Board is not aware of any other matters concerning the changes of Directors and Chief Financial Officer of the Company that need to be brought to the attention of the shareholders of the Company.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 19 August 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Tim PENNINGTON Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man) Mr. WONG King Fai, Peter	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Directors: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)